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MEDIA: Tamra Benjamin
(613) 592-3400  x1022  tamra.benjamin@mdsinc.com

INVESTORS: Ana Raman
                                                                                                    (613) 595-4580  investor.relations@mdsinc.com

For Immediate Release:

MDS Nordion Announces Changes to the Board
New Director Appointed and Two Directors Retire

OTTAWA, Canada, May 31, 2010 -  MDS Nordion, a leader in providing products and services for the global health sciences market, today announced that Dr. Oye Olukotun, Chief Executive Officer of CardioVax Inc, has been appointed to its Board of Directors.

“We welcome Oye to the Board and look forward to benefiting from the breadth of his experience,” said William Anderson, Chairman, MDS Board of Directors. “We are always looking to strengthen and renew the Board. With over 25 years of experience in clinical research and drug development in the pharmaceutical industry, Oye’s knowledge and perspective will be valuable in guiding the long-term strategy and ongoing operations of Nordion’s business moving forward.”

“MDS Nordion has built strong leadership positions in its core businesses enabling the company to deliver positive financial returns,” stated Dr. Olukotun. “I believe there is potential to leverage these core competencies as a platform for long-term growth and innovation and look forward to exploring these opportunities with my fellow directors and the Nordion management team.”

Dr. Olukotun is also a co-founder of VIA Pharmaceuticals and served as the Chief Medical Officer since the company’s formation. He is a Board Certified Cardiologist and has been instrumental in the submission of more than 14 New Drug Applications, Premarket Authorization Applications, and 510k Applications. He is a Fellow of the American College of Cardiology as well as the American Heart Association. He is a member of the Boards of Directors of the publicly traded biotechnology companies, Icagen, Inc. of Durham, North Carolina; SemBioSys Genetics, Inc. of Calgary, Alberta, Canada; and BioClinica Inc.of Newtown, Pennsylvania. As a member of the MDS Board of Directors, Dr. Olukotun will serve on the newly formed Technology Committee, and the Human Resources & Compensation Committee.

Dr. Olukotun will replace Mr. Gregory P. Spivy who is retiring from the Board.  Mr. Spivy, a Partner at ValueAct Capital, joined the MDS Board in April, 2008. ValueAct Capital, once MDS’s largest shareholder, no longer holds any MDS shares.

Mr. James S.A. MacDonald, who joined the MDS Board in January 2004 and served as Chair from November 2008 to January, 2010, will be retiring from the Board at the end of June.

“On behalf of the Board, I would like to thank both Jim and Greg for the contribution they have made to MDS,” said Mr. Anderson. “In particular, their valuable involvement over the past two years in managing us through an important transition period as we repositioned the Company to focus on Nordion.”

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. We are a leading provider of innovative technologies for use in medical imaging and radiotherapeutics, and sterilization technologies benefiting the lives of millions of people in more than 65 countries around the world.  Our products and services are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. MDS has more than 850 highly skilled people in five locations. Find out more at www.mdsnordion.com.

SOURCE: MDS